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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                            SEC File Number 0-27612
                            CUSIP Number 237823 10 9

(Check One):
[  ] Form 10-K  [X ] Form 11-K  [  ] Form 20-F  [ ] Form 10-Q  [  ] Form N-SAR
     For Period Ended: December 31, 1997
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
     For the Transition Period Ended: ___________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.
                                              ------------------------------

PART I--REGISTRANT INFORMATION

                     DATA PROCESSING RESOURCES CORPORATION
             ON BEHALF OF THE DATA PROCESSING RESOURCES CORPORATION
                            RETIREMENT SAVINGS PLAN
                           (Full Name of Registrant)
                      4400 MacArthur Boulevard, Suite 600
          (Address of Principal Executive Office (Street and Number))
                        Newport Beach, California 92660
                          (City, State, and Zip Code)
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                                  Form 12b-25
                                    Page Two


PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report or semiannual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Data Processing Resources Corporation Retirement Savings Plan (the "Plan") is unable to file the audited financial statements required by Form 11-K by June 29, 1998, the last day for a timely filing of such report for the year ended December 31, 1997. Additional time is required as this is the first time that filing of such report has been required of the Plan. For the year ended December 31, 1996, the Plan's financial statements were audited under the "limited scope exemption" permitted under ERISA Section 103(a)(3)(c). As the regulations pertaining to Form 11-K disallow the "limited scope exemption", full-scope audit procedures will need to be performed for the first time for both the December 31, 1996 and 1997 financial statements. Additionally, during the current year there were four trustees/custodians involved with the Plan due to a change in custodians during the year and the transfer of assets from the related plans of two entities acquired by Data Processing Resources Corporation, the Plan's sponsor. As a result, the Plan's auditors have not received all of the necessary information in a timely manner from the administrators of the Plan in order to complete the audit prior to the June 29, 1998 filing date. Registrant cannot meet the deadline without unreasonable effort or expense. Registrant undertakes to file Form 11-K on or before July 14, 1998, in accordance with Rule 12b-25(b). See Exhibit 99.1 for a statement of Deloitte & Touche LLP acknowledging the reasons for the inability to timely file the Form 11-K.
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                                  Form 12b-25
                                   Page Three


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael A. Piraino       (714)           553-1102
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     (Name)           (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                             [ ] Yes  [X] No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                     DATA PROCESSING RESOURCES CORPORATION
             ON BEHALF OF THE DATA PROCESSING RESOURCES CORPORATION
                            RETIREMENT SAVINGS PLAN
              ___________________________________________________
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 29, 1998               By:  /s/ Michael A. Piraino
                                        ----------------------
                                        Michael A. Piraino
                                        Executive Vice President of Data
                                        Processing Resources Corporation and
                                        Member of the Administrative Committee
                                        of the Retirement Savings Plan
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Exhibits
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Exhibit 99.1   Statement of Deloitte & Touche LLP